June 13, 2017

Via EDGAR and E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, NE

Washington, D.C. 20549-7010

Attn: Larry Spirgel

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-4 (File No. 333-217512) of MacDonald, Dettwiler and Associates Ltd., a corporation organized under the laws of British Columbia (the “Company”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Company hereby requests that the effectiveness of its Registration Statement on Form F-4 (Registration No. 333-217512) be accelerated so that the Registration Statement will become effective on Friday, June 16, 2017 at 10:00 a.m., Eastern Time, or as soon as practicable thereafter.

Please call Stephen M. Gill of Vinson & Elkins L.L.P. at (713) 758-4458 or Jeffrey Floyd of Vinson & Elkins L.L.P. at (713) 758-2194 with any questions regarding this matter.

Very truly yours,

MacDonald, Dettwiler and Associates Ltd.

By:	/s/ Michelle Kley
Name:	Michelle Kley
Title:	Senior Vice President, Chief Legal and Compliance Officer of SSL MDA Holdings, Inc., on behalf of MacDonald, Dettwiler and Associates Ltd.